Exhibit 12

Computation of

Ratio of Earnings to Fixed Charges

(in thousands)

	For the Year Ended				For the Six Months Ended
	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	June 30, 2004	June 30, 2005
Total Interest Cost
Interest Expense	$16,646	$16,207	$18,523	$17,698	$9,801	$5,438
Capitalized Interest	3,075	3,867	2,734	3,004	911	2,110

Total Interest Cost (fixed charges)	19,721	20,074	21,257	20,702	10,712	7,548

Pre-tax Income	12,756	18,786	18,048	(3,803)	6,768	20,576
Interest Expense	16,646	16,207	18,523	17,698	9,801	5,438

Earnings	29,402	34,993	36,571	13,895	16,569	26,014

Ratio of earnings to fixed charges	1.49	1.74	1.72	0.67	1.55	3.45

If the Company adjusts its earnings to exclude the impact of loss on the early extinguishment of debt in the amount of $3,029, $22,443 and $1,698 for the 2001, 2004 and 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.64x and 1.76x for the years ended December 31, 2001 and 2004, respectively, and 1.55x and 3.67x for the six-month periods ended June 30, 2004 and 2005, respectively.